Exhibit 99.6

Yapı Kredi Drives Improved Customer Service and Greater Operational
Efficiency with NICE Analytics

In less than a year, the leading Turkish Bank saw unprecedented improvement in both service and performance metrics

London, March 29, 2017 – NICE (Nasdaq:NICE) today announced that Yapı Kredi, one of the largest banks in Turkey, reported rapid and measurable results from a customer insight initiative over the course of 2016. The financial institution credits NICE analytics and quality management solutions with driving this success, including doubling the effectiveness of interaction evaluations and improving customer satisfaction with Yapı Kredi's contact center service.

Yapı Kredi has 936 branches, with 12.9 million active customers and one of the largest credit card programs in Europe. This customer base generates over 87 million call center interactions annually, handled by approximately 1,500 agents at three locations.

Yapı Kredi selected the NICE solutions to create closer alignment between their frontline activities and overall business goals. With the help of a highly experienced team from NICE's local partner 3D, Yapı Kredi implemented NICE's Omni-channel Recording, Quality Management and Interaction Analytics solutions, and has already achieved positive results, including:

•	An estimated 1 million fewer customer calls in 2016 alone
•	Improved operational efficiency across all teams and departments, using dashboards customized for each user type
•
Evaluations of more than twice as many customer interactions in any given period, as calls that need attention are automatically alerted to team leaders. This increased not only the speed of evaluations, but also their effectiveness

•
Regular monitoring of agents and processes, in order to continuously provide feedback to all call center teams. The analytics-driven insights focus and shape training, recruiting, monitoring, coaching and workforce management

•	Two targeted coaching sessions per month, instead of one, as a direct result of time-saving automated call analytics
•	Identification of best practices for the most common service scenarios and processes, improving the customer experience
•	Reduced customer attrition, by correctly identifying at-risk customers and immediately addressing their issues

Vedat Sencer Sözer, Vice President, Yapı Kredi commented: "The NICE solutions have quite simply transformed the way we do business. We are now focused more on agent development, with a much clearer picture of our customer interactions, giving us the insight we need to make informed decisions in our daily operations. This maximization of agent effectiveness translates directly into a great customer experience, as well as more effective guidance for our marketing and operation teams."

John O'Hara, president, NICE EMEA, said: "We are very pleased to have been instrumental in Yapı Kredi's success in reinventing their customer service in 2016. The bank has been very effective in leveraging the improved visibility, deeper insights and quality control provided by NICE solutions to drive process changes, improve agent performance, and increase customer satisfaction. We look forward to continued collaboration in 2017."

About Yapı Kredi
As the first national private bank of Turkey, Yapı Kredi has set the standards for the Turkish banking sector, introducing innovative products and services since 1944. Koç Holding, one of Turkey's biggest conglomerates, and UniCredit, the largest banking group in Europe, hold equal shares in Yapı Kredi, which is the fourth largest private bank in Turkey with more than 19,000 employees and 12.9 million active customers. One of the 10 most valuable brands in Turkey, Yapı Kredi is a strong franchise with an inherent culture of customer-centric banking, innovative banking technologies, and sustainable value generation. The Bank's segment-based service model has earned it a leading position among financial service providers in Turkey, particularly in card payment systems, retail banking (including individual and SME banking), corporate and commercial banking, private banking and wealth management.

Yapı Kredi's total assets reached 271.1 billion as of 2016. Yapı Kredi delivers its service through a network consisting of 936 branches and more than 4.300 ATMs in addition to its rich-content internet and telephone banking applications. Spearheading digital banking in Turkey, thanks to its wide service network and value added services to customers, Yapı Kredi maintains its pioneering position in the Turkish banking industry. www.yapikredi.com.tr

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.